July 31, 2008
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	SEC Comment Letter dated June 30, 2008
Holly Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-03876
Dear Ms. Towner,
Regarding your comments arising from your review of the Holly Corporation Form 10-K for the Fiscal Year Ended December 31, 2007, please see our responses to the inquiries raised in your letter dated June 30, 2008. For ease of reference, we have included the staff comments, followed by our response, in same order as listed in the comment letter.
Comment 1. Cover page
SEC Comment:
Given the disclosure that you provide elsewhere regarding your beneficial holders and the market price of your common stock, it appears that the amount you show for the aggregate market value held by non-affiliates may be incorrect. Please explain the apparent discrepancy to us, or make corresponding revisions in future filings.
Holly Corporation Response:
The June 30, 2007 aggregate market value of our common stock held by non-affiliates is based on the following information:

Estimated shares of common stock held by non-affiliates	40,713,000
Closing market price of Holly common stock at June 30, 2007	$74.19

$3,020,497,470

Our estimate of common stock held by non-affiliates was determined by subtracting the common stock holdings of our known affiliates from our total outstanding shares at June 30, 2007.
On the cover page of our 2007 Form 10-K, we have rounded this estimate to $3,020,000,000.

Comment 2. Note 1. Description of Business and Summary of Significant Accounting Policies – Cost Classifications, page 65
SEC Comment:
We note your disclosure indicating that you enter into crude oil buy/sell exchanges to provide the desired crude oil to your refineries, although you also purchase and sell amounts in excess of these requirements. We understand from your disclosures under this heading and on page 50 that you began recording these transactions at fair value and reporting them on a gross basis in the second quarter of 2006, prior to which you reported them on a net basis. We do not see that you have provided the information required under EITF 04-13. Please submit the disclosures that you propose as a remedy; also send us the analysis that you performed in determining that fair value and gross reporting was appropriate for your buy/sell arrangements, following the guidance in APB 29, EITF 04-13 and EITF 99-12, and comparing your current and past accounting for these transactions, during the periods presented in your financial statements.
Holly Corporation Response:
We routinely purchase crude oil that at times is in excess of our immediate needs and sell such excess crude oil to other purchasers and / or users. In certain situations, we also enter into buy/sell exchanges of crude oil with certain parties that are entered into in contemplation of a reciprocal buy/sell transaction to facilitate the delivery of quantities to certain locations. Such transactions are settled on a cash basis.
Prior to the FASB’s issuance of EITF 04-13, Accounting for Purchases and sales of Inventory with the Same Counterparty, in September 2005 and our subsequent adoption effective April 1, 2006, we recorded both our excess crude oil sales and our buy/sell exchanges on a net basis with both proceeds and the related acquisition costs presented in cost of products sold. Proceeds received were not recorded as revenues and were netted against the respective product costs on the basis that such transactions were not deemed part of our revenue producing activities.
Upon adoption of EITF 04-13, our accounting policies with respect to reciprocal buy/sell exchanges of crude oil were already in compliance with the provisions of APB No. 29, Accounting for Non-monetary Transactions. Such reciprocal buy/sell exchanges were and continue to be transacted on a net cash basis with proceeds netted against cost of products sold. Although, at times such transactions may result in a net cash settlement as a result of crude oil grade and location differences, we recognize such exchanges at carryover basis as these exchanges consist of the same class of inventory (raw materials for raw materials). Accordingly there is no gain or loss resulting from our reciprocal buy/sell exchanges. With respect to our sales of excess crude oil, we inferred from the guidance provided under EITF 04-13 that non-reciprocal monetary transactions of inventory are required to be recorded on a gross basis and not on a net basis. Therefore, we began recording sales of excess crude oil on a gross basis with proceeds recorded as revenues in conjunction with our formal adoption of EITF 04-13, effective April 1, 2006. Furthermore, at the time of our adoption we implemented an accounting system enhancement that enabled us to prospectively identify such transactions and amounts on a gross basis.
Our disclosure provided on page 50 of our Form 10-K that is referred to in your comment provided above is intended to clarify our accounting treatment for our sales of excess crude oil as these transactions are not within the scope of APB No. 29. Upon reviewing the nature of your comments, we believe that our use of the term “fair value” in this disclosure may imply that we have buy/sell exchanges within the scope of APB No. 29 that are recorded at fair value. This is not our intent as our reference to “measured at fair value” in this disclosure is intended to convey that our excess crude oil purchases are recorded based on sales at market prices.
In our future filings, we shall revise this disclosure on page 50 and provided elsewhere in our Form 10-K and remove reference to “fair value.” Our disclosure shall be revised as follows:
“We purchase crude oil that at times exceeds the supply needs of our refineries. Quantities in excess of our needs are sold at market prices to purchasers or users of crude oil. Effective April 1, 2006, we began recording such direct crude oil transactions on a gross basis with the sales price recorded as revenues and the corresponding acquisition cost as inventory and then upon sale as cost of products sold. Prior to April 1, 2006, sales and cost of sales attributable to such excess crude oil direct sales were netted and presented in cost of products sold. Additionally, we enter into buy/sell exchanges of crude oil with certain parties to facilitate the delivery of quantities to certain locations that are netted at carryover cost.”
Furthermore, as indicated in your comment provided above, we reviewed the guidance provided under EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination. The guidance provided by this standard does not pertain to our transactions. Additionally we did review EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Our accounting treatment for our sales of excess crude oil is consistent with the guidance provided under this standard.
Comment 3. Note 3. Investment in Holly Energy Partners, page 67
SEC Comment:
We note your disclosure indicating that Holly Energy Partners, L.P. (HEP) is a variable interest entity as defined under FIN 46, and following HEP’s acquisition of your intermediate feedstock pipelines in 2005, you determined that your beneficial variable interest in HEP was less than 50% and you were no longer the primary beneficiary. Therefore, you deconsolidated the entity effective July 1, 2005, and began reporting the earnings of HEP using the equity method of accounting.
Please address the following points regarding your investment in HEP:
•	Tell us how you concluded that establishing the liability ‘Distributions in excess of investment in Holly Energy Partners’ upon deconsolidation was consistent with the equity method of accounting; and appropriately characterized your obligations to or arrangement with this investee.

•	Given that your 45% ownership interest in HEP includes a 2% general partnership interest, tell us why you have not consolidated this entity under the guidance in EITF 04-05.
Holly Corporation Response:
The balance provided under the balance sheet caption “Distributions in excess of investment in Holly Energy Partners” represents our investment balance in Holly Energy Partners (“HEP’) and not an obligation or arrangement with respect to this investee. For the periods presented in our consolidated balance sheets, our investment in HEP reflects a negative investment balance as a result of the application of guidance provided under SFAS 141, Business Combinations. Upon HEP’s formation and initial public offering in 2004, we transferred certain pipeline assets to HEP at our carrying amounts in accordance with guidance provided under this standard. We accounted for this transaction as a transfer of assets between entities under common control and did not recognize a gain. Accordingly, proceeds received in excess of our carrying basis in the transferred assets were accounted for as a distribution. Additionally, we sold our intermediate pipeline assets to HEP in 2005. Again, we accounted for this transaction as a transfer of assets between entities under common control and transferred the assets at our carrying amounts and did not recognize a gain. Since we were not permitted to recognize a gain on these transactions, the proceeds that we received that were in excess of our carrying basis in the assets that we transferred to HEP have been deemed distributions.
We deconsolidated HEP effective July 1, 2005 and began accounting for our investment in HEP using the equity method of accounting. Under the equity method of accounting, we account for our pro-rata share of earnings in HEP. Contributions to and distributions from HEP are treated as adjustments to our investment balance in HEP. For the periods subsequent to our deconsolidation of HEP, effective July 1, 2005, our negative investment balance in HEP is the result of the proceeds we received in excess of our historical basis in the assets transferred to HEP and the regular quarterly distributions that we receive from HEP. Under the equity method of accounting, our investment in HEP shall remain negative as long as the distributions we receive from HEP exceed the carrying value of our capital contributions plus our pro-rata share of earnings. Given the nature of this balance, we believe that our balance sheet caption “Distributions in excess of investment in Holly Energy Partners” is appropriate.

In accounting for our investment in HEP, we follow guidance provided under FIN 46(R) as we have determined that HEP is a variable interest entity as defined by that standard. As indicated in your comment provided above, we have reviewed the guidance provided under EITF 04-05 above and do not believe that this guidance pertains to our investment in HEP as paragraph 3 of EITF 04-05 limits the scope of this guidance to limited partnerships or similar entities that are not variable interest entities under FIN 46(R).
Comment 4. Note 18. Contingencies and Contractual Obligations, page 82
SEC Comment:
We note your disclosure explaining that on May 29, 2007 the United States Court of Appeals for the District of Columbia Circuit approved a Federal Energy Regulatory Commission position which is adverse to you, on the treatment of income taxes in the calculation of allowable rates for pipelines operated by partnerships, and ruled in your favor on an issue relating to your rights to reparations when it is determined that certain tariffs you paid to SFPP in the past were too high. We understand that you estimate the net amount owed based on these rulings will result in payments to you by SFPP. Tell us the aggregate figures and how you were able to conclude that you have the right to offset these amounts for accounting purposes; your rationale for not recording a loss for the amounts you owe as a result of the Court’s ruling should be clear.
Holly Corporation Response:
The May 29, 2007 decision of the United States Court of Appeals for the District of Columbia Circuit resolved major issues affecting the liabilities of SFPP to us and other shippers for the period from 1992 through May 2006. The issues resolved by the Court of Appeals plus a number of other issues that had been ruled on by the FERC and were not appealed to the Court of Appeals must be applied to the actual facts for the years in question to result ultimately in amounts due to the shippers from SFPP. Following the Court of Appeals decision, SFPP submitted on February 26, 2008 proposed compliance calculations showing amounts due to each shipper from SFPP for the years in question. These calculations have been challenged by us and other shippers with respect to a number of matters.
In our case, the SFPP calculations show a net amount due from SFPP to us for the years 1992 through May 2006, in addition to amounts previously paid to us, of approximately $7 million. SFPP’s calculations are based on SFPP’s positions on a number of still-unsettled issues including the Court of Appeals ruling on permitting income taxes to be included in the calculation of allowable pipeline tariffs. We and other shippers have challenged SFPP’s positions on the unsettled issues and these issues have not yet been resolved.
The income tax issue is complex and remains subject to dispute particularly because SFPP as a partnership does not itself pay income tax but SFPP is claiming an income tax allowance because of income taxes paid by investors in SFPP. The range of possible outcomes as to the effect of income taxes on allowable pipeline tariffs is quite large. In our case, SFPP’s position on the income tax issue would (if considered separately) require us to refund to SFPP up to approximately $3.6 million of the reparations we previously received from SFPP for the period 1992 through August 2000, but the amount of the refund would be substantially less if another approach as proposed by us and other shippers is used instead.
The income tax issue and the other remaining issues relating to SFPP’s obligations to shippers are being handled by the FERC in a single compliance proceeding for the period from 1992 through May 2006. We have been advised by our counsel that there is no realistic possibility (1) that the compliance proceedings will be broken into parts such that amounts could be required to be paid by us to SFPP while our claims for additional payments from SFPP were not satisfied or (2) that the net result of the compliance proceedings will be a requirement for us to make any additional payment whatever to SFPP for 1992 through May 2006.
Based on the facts set forth above, we believe that the status of these proceedings was appropriately described in Note 18 to our consolidated financial statements for the year ended December 31, 2007.

In connection with our response to your comments, we acknowledge that:
•	Holly Corporation is responsible for the adequacy and accuracy of the disclosure in its filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Holly Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and Chief Financial Officer